ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 28, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sally Samuel

Re:	Premier Multi-Series VIT (formerly known as Allianz Global Investors VIT)

File Nos. 333-182079 and 811-22712

Dear Ms. Samuel:

Reference is made to your letter, dated July 27, 2012 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-1A (the “Registration Statement”) relating to the initial registration of shares of beneficial interest of NFJ Dividend Value Portfolio (the “Portfolio”), the sole initial series of Premier Multi-Series VIT (formerly known as Allianz Global Investors VIT) (the “Trust”), which was filed with the SEC on June 12, 2012, as well as our letter to your attention on behalf of the Trust, dated August 14, 2012 (the “Initial Response Letter”), setting forth the Trust’s responses to the Staff’s comments. This letter further responds to the Comment Letter and to your oral comments during our telephone conversations on August 22 and August 23, 2012, which were in response to the Trust’s Pre-Effective Amendment No. 1 to its Registration Statement, which was filed with the SEC on August 17, 2012. Capitalized terms not defined herein shall have the same meaning ascribed to them in the prospectus or the statement of additional information, as applicable, in the Registration Statement.

The following sets forth the Trust’s responses to the Staff’s comments. For convenience of reference, the Staff’s comments have been summarized before each response. In several of the responses below, we have indicated that a change or addition has been made. In those instances we are referring to the second pre-effective amendment to the Registration Statement (the “Second Pre-Effective Amendment”). The Trust made the Second Pre-Effective Amendment filing on August 27, 2012.

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Prospectus

Portfolio Summary – Fees and Expenses of the Portfolio

1.	Comment: In the Annual Portfolio Operating Expenses table, please revise the captions in the last two columns to read as follows, in accordance with Instruction 3(e) to Item 3 of Form N-1A: “Fee Waiver and/or Expense Reimbursement” and “Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement.” Please also reflect the applicable revised captions in footnote 2 to the Annual Portfolio Operating Expenses table and in the paragraph preceding the Examples.

Response: The requested changes were made in the Second Pre-Effective Amendment.

2.	Comment: In footnote 2 to the Annual Portfolio Operating Expenses table, please include the information regarding termination as required by Instruction 3(e).

Response: The footnote was revised in the Second Pre-Effective Amendment to read as follows (additions denoted by underlining):

Total Annual Portfolio Operating Expenses After Expense Reductions reflect the effect of a contractual agreement by the Manager to irrevocably waive its management fee and/or reimburse the Portfolio through August 31, 2013 to the extent that Total Annual Portfolio Operating Expenses, including payment of organizational expenses but excluding interest, tax, and extraordinary expenses, and certain credits and other expenses, exceed 1.25% for Portfolio shares. Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. This agreement may be terminated by the Trust upon 90 days’ prior written notice to the Manager.

Summary of Principal Risks

3.	Comment: Please revise the narrative descriptions of principal risks further to make them more specific to the Portfolio. Please seek to eliminate clauses, such as “the Portfolio may, but does not always, invest in….” Please provide disclosure that clarifies whether the Portfolio makes such investments and focus risk disclosure around investments that the Portfolio intends to make.

Response: Comment 6 in the Staff’s Comment Letter requested that the Trust revise the Summary of Principal Risks section to eliminate clauses such as “to the extent the Portfolio invests in….” In response to the comment, the Trust revised certain descriptions in Pre-Effective Amendment No. 1 to the Registration Statement. In response to the Staff’s

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additional comments to this section, the Trust has further revised certain descriptions in the Second Pre-Effective Amendment to clarify the applicability to the Portfolio and to eliminate, where appropriate, phrases such as “the Portfolio may, but does not always, invest in….”

How to Buy and Sell Shares – Abusive Trading Practices

4.	Comment: Please revise the disclosure regarding the agreement with insurers required by Rule 22c-2 of the 1940 Act to explain the requirements of Rule 22c-2 in terms understandable to an investor.

Response: The Trust has revised the disclosure in the Second Pre-Effective Amendment as follows (additions denoted by underlining and deletions by ~~strikethrough~~):

~~As mandated by~~ In compliance with Rule 22c-2 under the 1940 Act, in the event that shares of the Portfolio are offered for purchase by Separate Accounts, the Distributor will enter into agreements with the insurance company issuers of Variable Contracts pursuant to which such insurance companies must, upon request, provide the Portfolio with certain shareholder identity and trading information so that the Portfolio can ~~undertake to use reasonable efforts to assist the Portfolio and Distributor to~~ detect, prevent and report market timing or excessive short term trading.

Statement of Additional Information

Management of the Trust – Trustees and Officers

5.	Comment: Please revise the caption in the first column of the Independent Trustees, Interested Trustee and Executive Officers tables to reflect that the age of each individual, as opposed to the individual’s date of birth, is provided.

Response: The requested change was made in the Second Pre-Effective Amendment.

Part C

Exhibits

6.	Comment: Please confirm that an opinion and consent of counsel will be filed.

Response: The Trust filed the opinion and consent of Ropes & Gray LLP as an exhibit to the Second Pre-Effective Amendment.

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7.	Comment: Please confirm that an auditor’s consent will be filed.

Response: The Trust filed the consent of PricewaterhouseCoopers LLP as an exhibit to the Second Pre-Effective Amendment.

General Comments

8.	Comment: Please confirm whether the Trust anticipates that it may in the foreseeable future offer shares of the Portfolio directly to Separate Accounts, and please comment on the appropriateness of current disclosure related to Separate Accounts in the Registration Statement.

Response: The Trust confirms that it may offer shares of the Portfolio directly to Separate Accounts in the future. Because this decision has not been finalized and shares of the Trust are currently only offered to Affiliated Funds, the Trust believes it remains appropriate to qualify the language regarding sales directly to Separate Accounts in the Registration Statement.

9.	Comment: All required disclosure not included in this Registration Statement and all remaining exhibits must be filed in a pre-effective amendment to the Registration Statement.

Response: The Trust believes that it has included all required information and exhibits to the Registration Statement in the Second Pre-Effective Amendment.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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We believe that this submission, along with the Initial Response Letter, fully responds to your comments. Please feel free to call me (at 617- 951-7747) or George B. Raine (at 617-951-7556) if you have any questions regarding the foregoing.

Very truly yours,

/s/ Timothy F. Cormier

Timothy F. Cormier

cc: Brian Shlissel

      Thomas J. Fuccillo, Esq.

      Wayne Miao, Esq.

      David C. Sullivan, Esq.

      George B. Raine, Esq.